UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the fourth quarter of 2022.

•

We added 1.5 million postpaid clients and 1.8 million prepaids, organically, in the fourth quarter for a total of 3.3 million subscribers. Brazil, Austria and Colombia were the main contributors with postpaid gains of 599 thousand, 322 thousand and 160 thousand, respectively, whereas Mexico was the main contributor of prepaid net additions with 975 thousand followed by Colombia and Central America with 546 thousand and 247 thousand, respectively.

•

We effected a clean-up of 4.1 million subscribers in Brazil— 2.6 million postpaid and 1.5 million prepaid—pursuant to the acquisition of Oi mobile clients in May 2022 since they were not generating traffic.

•	On the fixed-line platform we added 110 thousand broadband accesses and 97 thousand Pay TV clients and lost 234 thousand voice access lines.

•

Fourth quarter revenue totaled 216.0 billion pesos. It was down 2.4% year-on-year in Mexican peso terms—as the Mexican peso appreciated vis-à-vis all our main operating currencies other than the Brazilian real—with service revenue declining 1.4%. At constant exchange rates service revenue increased 6.0% year-on-year, with Eastern Europe leading the way at 9.6%, followed by Brazil at 9.0% and Mexico at 5.7%.

•

Mobile and fixed-line service revenue were up 9.8% and 0.2%, respectively, at constant exchange rates. The expansion of mobile service revenue was driven by postpaid revenue growth that accelerated to 10.5%.

•

EBITDA came in at 84.8 billion pesos, 4.4% less than a year before in nominal peso terms. At constant exchange rates, EBITDA was up 2.3% year-on-year. Adjusted for extraordinary items, EBITDA rose 5.0%.

•

Our operating profit totaled 44.7 billion pesos in the quarter, down 7.2% in Mexican peso terms. After comprehensive financing costs of 8.3 billion pesos it resulted in a net profit of 23.1 billion pesos from our continued operations, 5.3% more than in the year-earlier quarter, and of 13.7 billion pesos once the effect of the deconsolidation of Claro Chile is taken into account.

•

Our cash flow plus 7.0 billion pesos in net borrowings enabled us to cover capital expenditures of 159.8 billion pesos, shareholder distributions of 50.2 billion pesos and labor obligations of 24.4 billion pesos.

•	At the end of December our net debt—excluding leases—stood at 388.5 billion pesos. It was equivalent to a net debt-to-EBITDA ratio of 1.30x.

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Consolidated

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Appendix

Glossary

We will host our conference call to discuss 4Q22 financial and operating results on February 15th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals

	4Q22	4Q21

Earnings per Share (Mex$)(1)	0.22	2.03

Earning per ADR (US$)(2)	0.22	1.96

EBITDA per Share (Mex$)(3)	1.33	1.36

EBITDA per ADR (US$)	1.35	1.31

Net Income (millions of Mex$)(4)	13,710	131,986

Average Shares Outstanding (billion)	63.5	65.0

Shares Outstanding End of Period (billion)	63.6	65.5

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

(4) Reflects the impact of the deconsolidation of Claro Chile. Most of it has to do with the depreciation of the Chilean currency vs the Mexican peso over the years.

América Móvil’s Subsidiaries as of December 2022

Country	Equity	Brand	Business Participation

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

	Sección Amarilla	other	100.0%

	Telvista	other	90.0%

Argentina	Claro	wireless	100.0%

	Telmex	wireline	100.0%

Brazil	Claro	wireless/wireline	99.6%

Chile	Claro	wireless	50.0%

	Telmex	wireline	50.0%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless	100.0%

Dominicana	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless/wireline	100.0%

Netherlands	KPN	wireless/wireline	18.3%

Austria	Telekom Austria	wireless/wireline	51.0%

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Glossary

Note

Upon their sale in November 2021 and July 2022 TracFone Wireless and Claro Panama became discontinued operations. Claro Chile did so as well upon the establishment of the joint venture with Liberty Latin America in October 2022. The financial statements presented in this report account for those operations as discontinued operations.

The reported figures for Argentina corresponding to the fourth quarter of 2022 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

S&P upgraded Telekom Austria’s credit rating to A-

In October, Standard and Poor’s upgraded Telekom Austria’s credit rating to A-. This is the best credit rating in Telekom Austria’s history. The improved rating reflects our commitment to maintain a strong operating performance and prudent financial policies.

We issued the largest ever Sustainable Bond in the Mexican market

On November 29th we placed a four-tranche bond issue in the Mexican market raising 24 billion pesos. It included a 10-year note in the amount of 14.7 billion pesos with a 9.52% coupon; an inflation protected bond with a 15 year maturity and a 4.84% coupon for a total amount of 7.1 billion pesos; and two floating-rate peso notes with two and three year maturities for a total amount of 2.3 billion pesos. The first two bonds issued are committed to the development of environmental and high impact social projects.

AMX shareholders approved stock conversion into a single series

On December 20th América Móvil’s shareholders approved among others: 1) the conversion of all its series “A”, “AA” and “L” shares into common shares of a single new series “B” with full voting rights with a 1:1 conversion ratio; and 2) the cancellation of AMX treasury shares acquired as part of the company’s buyback program. The adopted resolutions are a big step to improve governance and enable a better business environment.

Telmex reached an agreement with its labor union

On January 16th Telmex reached a constructive agreement with its labor union on retirement conditions (pensions) applicable for newly hired personnel. This agreement reduces the maximum retirement benefit from 80% to 60% of the employee’s last salary, as integrated with certain benefits. Employees with 35 years of service and at least 65 years old will have the retirement benefits under the new agreement which, also, allows Telmex’s active and retired employees to convert part of their pension liability into shares representing Telmex’s capital stock.

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Appendix

Glossary

Access Lines

3.3M wireless net adds

We added 1.5 million postpaid clients and 1.8 million prepaids, organically, in the fourth quarter for a total of 3.3 million subscribers. Brazil, Austria and Colombia were the main contributors of postpaid gains at 599 thousand, 322 thousand and 160 thousand, respectively, whereas Mexico was the main contributor of prepaid net additions with 975 thousand followed by Colombia and Central America with 546 thousand and 247 thousand, respectively.

We effected a clean-up of 4.1 million subscribers in Brazil— 2.6 million postpaid and 1.5 million prepaid—pursuant to the acquisition of Oi mobile clients in May 2022 since they were not generating traffic.

110k new broadband accesses

On the fixed-line segment we obtained 110 thousand broadband accesses and 97 thousand Pay TV clients, with voice access lines coming down by 234 thousand for a net reduction of 27 thousand RGUs in the quarter.

At the end of the year we had 300 million wireless subscribers, 114 million were postpaid and 73 million RGUs, including 31 million broadband accesses, 13 million Pay TV clients and 29 million land-lines.

Wireless subscribers as of December 2022

Total(1) (Thousands)

Country	Dec ’22	Sep ’22	Var.%	Dec ’21	Var.%

Argentina, Paraguay and Uruguay	26,915	26,789	0.5%	26,348	2.2%

Austria	8,973	8,651	3.7%	7,844	14.4%

Brazil	83,260	86,629	-3.9%	70,541	18.0%

Central America	16,673	16,381	1.8%	15,753	5.8%

Caribbean	7,345	7,276	1.0%	7,020	4.6%

Colombia	37,550	36,844	1.9%	35,062	7.1%

Eastern Europe	14,924	15,125	-1.3%	14,922	0.0%

Ecuador	9,028	8,900	1.4%	8,666	4.2%

Mexico	82,851	81,808	1.3%	80,539	2.9%

Peru	12,338	12,256	0.7%	12,108	1.9%

Total Wireless Lines	299,856	300,658	-0.3%	278,803	7.6%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

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Glossary

Fixed-Line and Other Accesses (RGUs) as of December 2022

Total(1) (Thousands)

Country	Dec ’22	Sep ’22	Var.%	Dec ’21	Var.%

Argentina, Paraguay and Uruguay	2,865	2,676	7.1%	2,020	41.9%

Austria	2,946	2,971	-0.8%	3,051	-3.4%

Brazil(2)	24,136	24,302	-0.7%	25,291	-4.6%

Central America	4,624	4,579	1.0%	4,376	5.7%

Caribbean	2,774	2,695	2.9%	2,608	6.4%

Colombia	9,248	9,184	0.7%	8,876	4.2%

Eastern Europe	3,258	3,183	2.3%	3,026	7.7%

Ecuador	614	607	1.3%	535	14.9%

Mexico	20,824	21,121	-1.4%	21,408	-2.7%

Peru	1,994	1,993	0.1%	1,909	4.4%

Total RGUs	73,283	73,310	0.0%	73,100	0.3%

(1) Fixed Line, Broadband and Television (Cable & DTH).

(2) The number of Pay TV units has been adjusted to the criteria by which we report to the local regulator.

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América Móvil Consolidated Results

At the beginning of the fourth quarter uncertainty about inflation—and how much bringing it down would require in terms of additional interest rate hikes by the FED—drove long-term interest rates in the U.S. to their peak for the year in October, at 4.24%. They remained very volatile the rest of the quarter, ending the year at 3.87%. Nonetheless, the impression they had peaked ended up helping several currencies in the region, particularly the Mexican peso and Chilean peso, which appreciated sharply vis-à-vis the dollar, with the Colombian peso stopping and then reverting slightly its decline of several months. Throughout the period the Brazilian real remained quite volatile and with no apparent trend, as the country was in the midst of a disputed election.

Our fourth quarter revenue totaled 216.0 billion pesos, down 2.4% year-on-year in Mexican peso terms, with service revenue declining 1.4%. The yearly reduction in revenue in Mexican peso terms stems from the appreciation of the Mexican peso vis-à-vis practically all our main operating currencies: 5.5% vs. the U.S. dollar, 30.8% vs. the Colombian peso, 16.4% vs. the Chilean peso and 18.1% vs. the euro. In the period, the Mexican peso remained practically flat, -0.6%, vs. the Brazilian real.

At constant exchange rates—correcting for the currency movements mentioned above—service revenue actually increased 6.0%, the same pace seen in the preceding quarter, with both mobile and fixed-line service revenue expanding at a similar pace than in the prior quarter: mobile revenue growth was robust at 9.8%, whereas fixed-line service revenue growth was barely positive, 0.2%.

On the mobile platform postpaid service revenue growth, 10.5%, stayed strong but that from prepaid declined slightly, from 9.5% in the third quarter to 8.6% in the fourth. As for the fixed-line platform, both corporate networks and broadband revenue decelerated from the third quarter, from 12.4% to 10.5% that of corporate networks and from 3.6% to 2.9%, that of broadband. However, Pay TV revenue continued their recovery, declining only 3.5% in the fourth quarter, its smallest decline in at least five quarters.

Our Eastern European operations led the way in terms of service revenue growth, 12.0%, which becomes 9.6% at constant exchange rates. Brazil and Mexico followed with 9.0% and 5.7%, respectively.

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Appendix

Glossary

EBITDA declined 4.4% year-on-year to 84.8 billion pesos in the fourth quarter. Adjusting for extraordinary items it reached 79.6 billion pesos and was down 2.3% in Mexican peso terms. Our adjusted EBITDA rose 5.0% at constant exchange rates with the margin remaining flat at 37.8% in relation to the year-earlier quarter. The adjustments include extraordinary revenue from the sale of towers by Telmex, both in the fourth quarter of 2021 and 2022, and by Peru in the current quarter; the reduction in medical costs and in property taxes levied on telecom infrastructure in Puerto Rico; and the elimination of a provision in Ecuador associated with revised terms for certain payment obligations.

Our operating profits totaled 44.7 billion pesos in the quarter, down 7.2% in Mexican peso terms, as depreciation and amortization charges dropped 1.2%. These incorporate the reduction in tower-related depreciation charges pursuant to the tower spin-off and the increased rights-of-use depreciation charges arising from the new tower-lease obligations.

After a comprehensive financing cost of 8.3 billion pesos in the quarter, 57.5% smalller than the one observed a year before, we ended up with a net profit of 23.1 billion pesos from our continued operations, 5.3% greater than that observed a year before, and of 13.7 billion pesos once the effect of the deconsolidation of Claro Chile is taken into account.

Our net debt including leases totaled 522.6 billion pesos at the end of 2022 having increased 16.3 billion pesos over the year. Excluding leases, our net debt totaled 388.5 billion pesos; it was down 19.2 billion pesos relative to the year-end figure in 2021. The net debt figure reflects the deconsolidation of 47.2 billion pesos of debt obligations that were transferred to Sitios Latam upon its spin-off in August 2022 and of 6.0 billion of debt at the Claro Chile level following the joint venture with Liberty Latin America last October.

Our cash flow and net borrowings of 7.0 billion pesos allowed us to cover capital expenditures in the amount of 159.8 billion pesos; net shareholder distributions of 50.2 billion pesos; labor obligations totaling 24.4 billion pesos; and net payments arising from the acquisition/sale of ownership interests totaling 11.7 billion pesos.

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Glossary

América Móvil’s Income Statement Proforma(1) Millions of Mexican pesos

	4Q22	4Q21	Var.%	Jan-Dec 22	Jan-Dec 21	Var.%

Service Revenue	172,695	175,108	-1.4%	698,716	679,627	2.8%

Equipment Revenue	35,381	37,153	-4.8%	131,516	136,387	-3.6%

Total Revenue(2)	215,962	221,357	-2.4%	844,501	830,687	1.7%

Cost of Service	53,107	53,104	0.0%	215,510	210,896	2.2%

Cost of Equipment	31,818	32,930	-3.4%	115,022	117,614	-2.2%

Selling, General & Administrative Expenses	44,431	45,594	-2.5%	179,454	173,580	3.4%

Others	1,851	1,031	79.6%	5,010	4,738	5.7%

Total Costs and Expenses	131,207	132,659	-1.1%	514,997	506,828	1.6%

EBITDA	84,755	88,698	-4.4%	329,505	323,859	1.7%

% of Total Revenue	39.2%	40.1%		39.0%	39.0%

Adjusted EBITDA	79,598	81,491	-2.3%	324,348	316,653	2.4%

% of Total Revenue	37.8%	38.1%		38.7%	38.5%

Depreciation & Amortization	40,069	40,550	-1.2%	158,634	156,303	1.5%

EBIT	44,685	48,148	-7.2%	170,871	167,556	2.0%

% of Total Revenue	20.7%	21.8%		20.2%	20.2%

Net Interest Expenses	8,607	7,781	10.6%	36,435	31,904	14.2%

Other Financial Expenses	-4,585	1,792	-355.9%	19,116	14,244	34.2%

Foreign Exchange Loss	4,279	9,977	-57.1%	-20,762	16,715	-224.2%

Comprehensive Financing Cost (Income)	8,301	19,550	-57.5%	34,790	62,863	-44.7%

Income & Deferred Taxes	10,387	6,753	53.8%	46,044	32,717	40.7%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	25,998	21,845	19.0%	90,037	71,976	25.1%

Equity Participation in Results of Affiliates	-1,859	-5	n.m.	-1,811	114	n.m.

Minority Interest	-1,038	102	n.m.	-5,347	-3,903	-37.0%

Net Income from Continued Operations	23,100	21,943	5.3%	82,878	68,187	21.5%

Net Income from Discontinued Operations(3)	-9,391	110,044	-108.5%	-6,719	124,236	-105.4%

Net Income	13,710	131,986	-89.6%	76,159	192,423	-60.4%

(1)Adjusted to reflect the sale of TracFone and Panama, the spin-off of Sitios Latinoamérica and the deconsolidation of Claro Chile on account of the new joint venture.

(2)Total Revenue include Other Revenue.

(3)Reflects the impact of the deconsolidation of Claro Chile. Most of it has to do with the depreciation of the Chilean currency vs the Mexican peso over the years. n.m. Not meaningful.

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Glossary

Balance Sheet - América Móvil Consolidated(1) Millions of Mexican Pesos

	Dec ‘22	Dec ‘21	Var.%		Dec ‘22	Dec ‘21	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	122,129	156,383	-21.9%	Short Term Debt(2)	102,024	145,223	-29.7%

Accounts Receivable	202,026	212,977	-5.1%	Lease-Related Debt	32,902	27,632	19.1%

Other Current Assets	12,853	10,611	21.1%	Accounts Payable	231,288	260,879	-11.3%

Inventories	23,995	24,185	-0.8%	Other Current Liabilities	122,661	100,279	22.3%

	361,003	404,157	-10.7%		488,876	534,013	-8.5%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,320,969	1,408,997	-6.2%	Long Term Debt	408,565	418,807	-2.4%

-Depreciation	663,743	677,801	-2.1%	Lease-Related Debt	101,247	71,022	42.6%

Plant & Equipment, net	657,226	731,197	-10.1%	Other Liabilities	181,581	211,766	-14.3%

Rights of Use	121,874	90,372	34.9%		691,393	701,595	-1.5%

Investments in Affiliates and Other Investments	30,957	9,947	211.2%

Deferred Assets

Goodwill (Net)	141,121	136,578	3.3%

Intangible Assets	128,893	143,226	-10.0%	Shareholder’s Equity	437,829	454,042	-3.6%

Deferred Assets	177,024	174,173	1.6%

Total Assets	1,618,098	1,689,650	-4.2%	Total Liabilities and Equity	1,618,098	1,689,650	-4.2%

(1)The spin-off of Sitios Latinoamérica gave rise to 37.0 billion pesos in new lease-related debt and a similar amount in rights of use of tower assets.

(2)Includes current portion of Long Term Debt.

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Appendix

Glossary

Mexico

1.0M mobile net adds

We added just over one million wireless subscribers in the quarter including 68 thousand postpaids—compared to only 30 thousand in the first nine months to September—but disconnected 297 fixed-line RGUs including 96 thousand broadband accesses. Our wireless base reached 82.9 million in December, up 2.9% year-on-year, whereas fixed-line RGUs totaled 20.8 million, down 2.7% year-on-year.

Service revenue +5.7% YoY

Revenue increased 1.3% over the year to 83.8 billion pesos. This figure includes almost three billion pesos from the sale of towers by Telmex in the quarter. A year before Telmex had obtained seven billion pesos from a similar sale. Service revenue expanded 5.7% year-on-year, with mobile service revenue increasing 9.1%. Prepaid revenue grew slightly faster than postpaid, 9.7% vs. 8.4%, respectively. On the fixed-line platform service revenue declined 1.3% in spite of broadband revenue increasing 4.1% and revenue from corporate networks being flat relative to the prior year.

Adjusted EBITDA +9.4% YoY

Adjusting for the tower sales, EBITDA for the period came in at 32.6 billion pesos. It was 9.4% higher than that of the year-earlier quarter as a result of operational efficiencies and solid mobile revenue growth. The adjusted margin for the period, 40.2%, climbed 0.8 percentage points year-on-year.

By December we reached 100 cities with 5G services

By the end of December our 5G footprint covered 100 cities. We will continue with the 5G roll-out to enhance our customer experience.

Telmex reached an agreement with its labor union

Telmex reached a constructive agreement with its labor union to modify retirement conditions for newly hired personnel. The new agreement allows for Telmex active and retired employees to convert part of their pension rights into Telmex shares.

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Glossary

INCOME STATEMENT - Mexico Millions of MxP

	4Q22	4Q21	Var.%	Jan-Dec 22	Jan-Dec 21	Var.%

Total Revenue(1)	83,786	82,741	1.3%	309,204	303,415	1.9%

Total Service Revenue	61,061	57,781	5.7%	236,884	224,444	5.5%

Total Equipment Revenue	18,337	17,063	7.5%	63,811	68,213	-6.5%

Wireless Revenue	60,342	55,491	8.7%	225,359	215,943	4.4%

Service Revenue	42,142	38,618	9.1%	162,007	148,285	9.3%

Equipment Revenue	18,200	16,873	7.9%	63,352	67,657	-6.4%

Fixed Line Revenue	19,056	19,354	-1.5%	75,336	76,715	-1.8%

Service Revenue	18,919	19,163	-1.3%	74,877	76,159	-1.7%

Equipment Revenue	137	191	-28.2%	459	556	-17.5%

EBITDA	35,212	36,787	-4.3%	127,745	124,956	2.2%

% total revenue	42.0%	44.5%		41.3%	41.2%

Adjusted EBITDA	32,647	29,844	9.4%	125,179	118,013	6.1%

% total revenue	40.2%	39.4%		40.8%	39.8%

EBIT	27,023	28,766	-6.1%	95,565	93,754	1.9%

% total revenue	32.3%	34.8%		30.9%	30.9%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Mexico Operating Data

	4Q22	4Q21	Var.%

Wireless Subscribers (thousands)	82,851	80,539	2.9%

Postpaid	14,650	14,553	0.7%

Prepaid	68,201	65,986	3.4%

ARPU (MxP)	171	163	5.0%

Churn (%)	3.2%	3.4%	(0.2)

Revenue Generating Units (RGUs)(1)	20,824	21,408	-2.7%

Fixed Lines	10,799	11,371	-5.0%

Broadband	10,025	10,037	-0.1%

(1)Fixed Line and Broadband.

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Glossary

Brazil

599k postpaid net adds

In the fourth quarter we added 599 thousand postpaid subscribers and 157 thousand prepaid clients for a total of 756 thousand net subscriber gains. On the fixed-line segment we added 26 thousand broadband accesses—after losing 34 thousand in the third quarter—but disconnected 132 thousand fixed voice lines and 60 thousand Pay TV units.

83M wireless subscribers and 24M RGUs

We ended December with 83.3 million wireless subscribers and 24.1 million fixed-line RGUs. The wireless subscriber figure reflects a clean-up of 4.1 million subscribers pursuant to the acquisition of Oi mobile clients that were not generating traffic. After the clean-up we had net disconnections of 3.4 million wireless subscribers: 2.0 million postpaids and 1.4 million prepaids.

Service revenue +9.0% YoY on the back of mobile services

Revenue for the quarter reached 11.2 billion reais, 9.7% more than a year before as service revenue expanded 9.0% to 10.6 billion reais. Mobile service-revenue growth accelerated to a pace of 22.7% on the back of postpaid revenue that quickened from 19.9% in the third quarter to 21.8% in the fourth one. Prepaid revenue growth—at 26.3% still higher than that of postpaid—decelerated from the 32.3% pace observed the prior quarter.

Broadband revenue +5.1% YoY

As for fixed-line service revenue, it was off 3.5%—compared to 3.1% in the prior quarter—as a result of the contraction of voice and Pay TV revenue, 22.6% and 9.4%, respectively. Corporate networks revenue increased 22% and broadband revenue 5.1%. The latter represents a slight improvement in relation to prior quarters as we have been growing our share of high-speed broadband clients and making progress to retain our broadband base.

EBITDA +8.5% YoY

EBITDA was up 8.5% year-on-year to 4.6 billion reais. It was equivalent to 41.1% of revenues.

For several quarters in a row Claro has been ranked the fastest mobile network in Brazil. We continue to lead in net gains of value clients and in mobile number portability overall. Claro covers 43% of the 5G clients in the Brazilian market.

We have also continued rolling out fiber-to-the-home to improve quality and speed of our broadband service which has been recognized by Ookla for its reliability and stability.

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Glossary

    INCOME STATEMENT - Brazil Millions of BrL

	4Q22	4Q21	Var.%	Jan-Dec 22	Jan-Dec 21	Var.%

Total Revenue(1)	11,155	10,169	9.7%	42,498	39,531	7.5%

Total Service Revenue	10,616	9,737	9.0%	40,886	38,176	7.1%

Wireless Revenue	6,208	5,037	23.3%	22,695	19,041	19.2%

Service Revenue	5,699	4,644	22.7%	21,181	17,797	19.0%

Equipment Revenue	509	393	29.6%	1,514	1,245	21.6%

Fixed Line Revenue	4,916	5,094	-3.5%	19,705	20,383	-3.3%

EBITDA	4,579	4,220	8.5%	17,235	15,991	7.8%

% total revenue	41.1%	41.5%		40.6%	40.5%

EBIT	1,647	1,644	0.2%	6,218	5,763	7.9%

% total revenue	14.8%	16.2%		14.6%	14.6%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenue include other income.

Brazil Operating Data

	4Q22	4Q21	Var.%

Wireless Subscribers (thousands)	83,260	70,541	18.0%

Postpaid	46,954	41,400	13.4%

Prepaid	36,306	29,141	24.6%

ARPU (BrL)	22	22	-0.1%

Churn (%)	4.3%	3.1%	1.2

Revenue Generating Units (RGUs)(1)	24,136	25,291	-4.6%

(1)Fixed Line, Broadband and Television. The number of Pay TV units has been adjusted to the criteria by which we report to the local regulator.

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Glossary

Colombia

706k mobile net adds

In the fourth quarter we added 706 thousand wireless clients—160 thousand of them postpaid—and 63 thousand fixed-line RGUs to end the year with 37.6 million wireless subscribers and 9.2 million RGUs.

Mobile service revenue +4.7% YoY

Our revenue declined 3.0% year-on-year to 3.7 trillion Colombian pesos dragged down by a 15.5% decline in equipment revenue that was not compensated by the 1.4% growth in service revenue. On the mobile front, service-revenue growth accelerated from 3.0% in the prior quarter to 4.7% in the current period on the back of a 6.5% increase in postpaid revenue, in spite of strong commercial activity.

Strong competition in the broadband segment

Fixed-line service-revenue fell 3.6% as a result of strong competition in the broadband segment, with broadband revenue declining 12.9%. Corporate networks revenue had a strong performance, expanding 12.8%, and Pay TV revenue growth picked-up from the prior quarter to 2.1%.

Devaluation of the Colombian peso and inflation affected EBITDA

EBITDA was down 3.7% as a result of higher costs that were affected by either the devaluation of the Colombian peso vis-à-vis the dollar and/or the mounting inflation. Additionally, competition has intensified in both the mobile and the fixed segment pushing ARPUs down. We continue to focus on cost controlls and efficiency gains and managed to come up with a margin equivalent to 43.4% of revenues.

    INCOME STATEMENT - Colombia Billions of COP

	4Q22	4Q21	Var.%	Jan-Dec 22	Jan-Dec 21	Var.%

Total Revenue(1)	3,742	3,857	-3.0%	14,857	14,628	1.6%

Total Service Revenue	2,896	2,858	1.4%	11,428	11,245	1.6%

Wireless Revenue	2,574	2,639	-2.5%	10,108	9,820	2.9%

Service Revenue	1,781	1,700	4.7%	6,893	6,727	2.5%

Equipment Revenue	793	939	-15.5%	3,215	3,093	3.9%

Fixed Line Revenue	1,139	1,186	-3.9%	4,640	4,631	0.2%

EBITDA	1,623	1,686	-3.7%	6,358	6,323	0.6%

% total revenue	43.4%	43.7%		42.8%	43.2%

EBIT	890	1,042	-14.5%	3,660	3,814	-4.0%

% total revenue	23.8%	27.0%		24.6%	26.1%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

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Glossary

Colombia Operating Data

	4Q22	4Q21	Var.%

Wireless Subscribers (thousands)(1)	37,550	35,062	7.1%

Postpaid	9,695	8,749	10.8%

Prepaid	27,855	26,313	5.9%

ARPU (COP)	16,072	16,432	-2.2%

Churn (%)	3.6%	4.4%	(0.7)

Revenue Generating Units (RGUs)(2)	9,248	8,876	4.2%

(1)Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

(2)Fixed Line, Broadband and Television.

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Glossary

Peru

115k postpaid net adds

Net additions for the quarter came in at 82 thousand wireless subscribers, after 115 thousand postpaid net adds and 34 thousand prepaid disconnections. At the end of December we had 12.3 million wireless subscribers; our postpaid base rose 10.3% annually and our prepaid base declined 4.3%. On the fixed-line segment, we ended the year just shy of two million RGUs including 285 thousand Pay TV units and 968 thousand broadband accesses, up 14.2% and 3.7%, respectively.

Mobile & fixed-line service revenue +5.8% and 2.8%, respectively

Total revenue, 1.8 billion soles, increased 5.8% from the year-earlier quarter. This figure includes 142 million soles from the sale of 500 towers to Sitios Latinoamérica. Service revenue increased 5.0% with wireless service-revenue expanding 5.8% driven by 10.0% postpaid revenue growth. Prepaid revenue fell 6.0% as a result of migration to the contract segment driven by attractive promotions and to certain recharging issues. On the fixed-line platform service revenue increased 2.8% annually as Pay TV revenue rose 9.6% and broadband revenue 4.3%. Corporate networks posted revenue growth of 5.8% accelerating its pace from prior quarters.

Adjusted EBITDA +5.3% YoY

Fourth quarter EBITDA came in at 638 million soles, up 19.6% year-on-year, for an EBITDA margin of 36.1%. Adjusting for the tower sale, EBITDA increased 5.3% organically and the margin increased 2.6 percentage points from the prior year at 34.6%.

    INCOME STATEMENT - Peru Millions of Soles

	4Q22	4Q21	Var.%	Jan-Dec 22	Jan-Dec 21	Var.%

Total Revenue(1)	1,766	1,669	5.8%	6,546	6,172	6.1%

Total Service Revenue	1,211	1,154	5.0%	4,693	4,425	6.1%

Wireless Revenue	1,306	1,358	-3.8%	5,185	4,993	3.8%

Service Revenue	911	861	5.8%	3,515	3,284	7.0%

Equipment Revenue	395	496	-20.5%	1,670	1,709	-2.3%

Fixed Line Revenue	300	292	2.8%	1,178	1,141	3.2%

EBITDA	638	534	19.6%	2,240	2,235	0.2%

% total revenue	36.1%	32.0%		34.2%	36.2%

Adjusted EBITDA	562	534	5.3%	2,163	2,235	-3.2%

% total revenue	34.6%	32.0%		33.8%	36.2%

EBIT	329	216	52.5%	1,040	1,044	-0.4%

% total revenue	18.6%	12.9%		15.9%	16.9%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

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Glossary

Peru Operating Data

	4Q22	4Q21	Var.%

Wireless Subscribers (thousands)	12,338	12,108	1.9%

Postpaid	5,636	5,108	10.3%

Prepaid	6,702	7,001	-4.3%

ARPU (Sol)	25	24	3.0%

Churn (%)	4.4%	4.1%	0.3

Revenue Generating Units (RGUs)(1)	1,994	1,909	4.4%

(1)Fixed Line, Broadband and Television.

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Glossary

Ecuador

127k wireless net adds

Our wireless subscriber base topped nine million in December after net gains of 127 thousand subs, including 35 thousand postpaid clients. We added eight thousand fixed-line RGUs to reach 614 thousand by year-end, 14.9% more than a year before.

Service revenue +3.0% YoY

At 284 million dollars, revenue for the quarter came in 9.7% above the prior year’s, reflecting among others, income resulting from the freeing-up of reserves associated with certain payment obligations. Service revenue increased 3.0%, its best showing in at least five quarters; a year before it was down 5.4%. Mobile service revenue expanded 2.9%—compared to 1.6% in the prior quarter—on the back of postpaid revenue that climbed 6.7%. On the fixed-line platform, service revenue increased 3.3% as broadband revenue growth was practically flat year-on-year after rising 8.9% a year before. Corporate networks revenue shot up 18.8%.

Adjusted EBITDA +0.7% YoY

EBITDA increased 8.2% from the year-earlier quarter to 132 million dollars. This figure reflects the impact of the freeing-up of reserves mentioned above. Correcting for this and other smaller one-time effects EBITDA would have risen 0.7% to 123 million dollars, resulting in a 46.3% adjusted EBITDA margin.

INCOME STATEMENT - Ecuador Millions of Dollars

	4Q22	4Q21	Var.%	Jan-Dec 22	Jan-Dec 21	Var.%

Total Revenue(1)	284	259	9.7%	1,049	1,019	3.0%

Total Service Revenue	232	225	3.0%	906	902	0.5%

Wireless Revenue	239	231	3.6%	922	911	1.2%

Service Revenue	205	199	2.9%	800	799	0.2%

Equipment Revenue	34	31	7.6%	121	112	8.2%

Fixed Line Revenue	27	28	-3.2%	109	106	2.1%

EBITDA	132	122	8.2%	488	465	5.1%

% total revenue	46.6%	47.3%		46.5%	45.6%

Adjusted EBITDA	123	122	0.7%	479	465	3.1%

% total revenue	46.3%	47.3%		46.4%	45.6%

EBIT	75	74	0.3%	286	259	10.6%

% total revenue	26.3%	28.8%		27.3%	25.4%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

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Ecuador Operating Data

	4Q22	4Q21	Var.%

Wireless Subscribers (thousands)	9,028	8,666	4.2%

Postpaid	2,204	2,089	5.5%

Prepaid	6,823	6,576	3.8%

ARPU (US$)	8	8	-1.2%

Churn (%)	3.1%	3.3%	(0.2)

Revenue Generating Units (RGUs)(1)	614	535	14.9%

(1)Fixed Line, Broadband and Television.

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Glossary

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

100k wireless net adds and 191k fixed-line new RGUs

We added 100 thousand new subscribers in the fourth quarter of which 86 thousand were postpaid. In the fixed-line segment the number of accesses increased by 191 thousand of which 69 thousand were broadband accesses. At the end of the year our wireless subscriber base totaled 23.9 million and our fixed-line RGUs reached 2.5 million clients. Pay TV was the fastest growing segment, more than doubling relative to the prior year; broadband connections increased 44.5%.

Fixed-line service revenue improved vs. the precedent quarter

Revenue of 75 billion Argentinean pesos was down 14.3% in after-inflation terms—15.7% in the case of service revenue—as the inflation rate accelerated towards the end of the year. On the mobile segment, service revenue dropped 17.8% after inflation, compared to a 19.8% decline in the precedent quarter. As for fixed-line revenue, it was off 3.0% after inflation, improving from a 10.2% reduction in the third quarter.

EBITDA margin at 39.3% of revenue

EBITDA of 29.5 billion Argentinean pesos was 14% lower than that of the prior year in after-inflation terms. The EBITDA margin, 39.3%, observed a slight improvement relative to the year-earlier quarter.

INCOME STATEMENT - Argentina Millions of Constant ARS as of December 2022

	4Q22	4Q21	Var.%	Jan-Dec 22	Jan-Dec 21	Var.%

Total Revenue(1)	75,004	87,566	-14.3%	313,319	346,633	-9.6%

Total Service Revenue	58,395	69,243	-15.7%	246,682	279,773	-11.8%

Wireless Revenue	65,165	77,428	-15.8%	275,654	307,799	-10.4%

Service Revenue	48,800	59,355	-17.8%	209,860	241,762	-13.2%

Equipment Revenue	16,365	18,073	-9.5%	65,794	66,038	-0.4%

Fixed Line Revenue	9,595	9,888	-3.0%	36,823	38,012	-3.1%

EBITDA	29,481	34,299	-14.0%	125,796	138,291	-9.0%

% total revenue	39.3%	39.2%		40.1%	39.9%

EBIT	22,524	27,637	-18.5%	100,556	109,993	-8.6%

% total revenue	30.0%	31.6%		32.1%	31.7%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

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Glossary

Argentina Operating Data

	4Q22	4Q21	Var.%

Wireless Subscribers (thousands)	23,875	23,406	2.0%

Postpaid	9,159	8,788	4.2%

Prepaid	14,716	14,619	0.7%

ARPU (ARS)	728	887	-17.9%

Churn (%)	1.3%	1.3%	0.0

Revenue Generating Units (RGUs)(1)	2,547	1,694	50.3%

(1)Fixed Line, Broadband and Television.

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Glossary

Central America

292k wireless net adds

Our operations in Central America reported net wireless subscriber gains of 292 thousand in the fourth quarter, including 45 thousand postpaid subscribers. On the fixed-line platform we gained 34 thousand Pay TV units and 30 thousand broadband accesses. At the end of the year we had 16.7 million wireless subscribers and 4.6 million fixed-line RGUs; both increased 5.7% year-on-year.

Mobile service revenue +5.7% YoY

Revenue rose 3.8% year-on-year to 598 million dollars. Service-revenue was up 3.6%, in line with the third quarter, with mobile service revenue increasing 5.7%. Prepaid revenue grew somewhat faster than that of postpaids, at 6.8% vs. 4.1%. Fixed-line service revenue was flat as compared to the prior year following three consecutive quarters of slightly negative growth rates. We have seen improving trends for Pay TV and broadband revenue, up 6.0% and 1.0%, respectively, that have compensated for the decline in voice revenue as a result of our fiber-to-the-home rollout that we will carry on in 2023.

EBITDA margin at 42.5% of revenue

EBITDA for the period totaled 254 million dollars, down 2.7% mostly as result of higher subscriber acquisition costs. The EBITDA margin stood at 42.5% of revenue, having come down by 2.8 percentage points from the year-earlier quarter.

INCOME STATEMENT(1) - Central America Millions of Dollars

	4Q22	4Q21	Var.%	Jan-Dec 22	Jan-Dec 21	Var.%

Total Revenue(2)	598	576	3.8%	2,338	2,237	4.5%

Total Service Revenue	515	497	3.6%	2,014	1,950	3.3%

Wireless Revenue	407	384	6.0%	1,581	1,481	6.8%

Service Revenue	336	318	5.7%	1,305	1,236	5.6%

Equipment Revenue	71	66	7.6%	276	245	12.8%

Fixed Line Revenue	186	186	0.0%	737	738	-0.2%

EBITDA	254	261	-2.7%	1,012	991	2.1%

% total revenue	42.5%	45.3%		43.3%	44.3%

EBIT	110	148	-25.8%	518	540	-4.1%

% total revenue	18.4%	25.7%		22.1%	24.1%

(1)The table reflects the sale of Panama.

(2)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

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Central America Operating Data(1)

	4Q22	4Q21	Var.%

Wireless Subscribers (thousands)	16,673	15,753	5.8%

Postpaid	2,378	2,208	7.7%

Prepaid	14,296	13,545	5.5%

ARPU (US$)	7	7	-2.6%

Churn (%)	5.9%	5.7%	0.3

Revenue Generating Units (RGUs)(2)	4,624	4,376	5.7%

(1)The table reflects the sale of Panama.

(2)Fixed Line, Broadband and Television.

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Glossary

Caribbean

66k wireless net adds in Dominican Republic

Our subscriber base in Dominicana ended December with 6.3 million wireless subscribers, 5.4% more than a year before, following the addition of 66 thousand new subs in the quarter; 20 thousand of them postpaid. Our fixed-line RGUs totaled 2.1 million after adding 28 thousand new broadband accesses, 21 thousand new land-lines and 14 thousand Pay TV subscriptions in the quarter.

Service revenue +3.5% YoY in Dominican Republic

Revenue in Dominicana just shy of 15 billion Dominican pesos, was up 4.5% year-on-year, with service revenue expanding 3.5%, reflecting similar growth rates in the mobile and fixed-line segments.

EBITDA +2.9% YoY in Dominican Republic

EBITDA for the period came in at 7.6 billion Dominican pesos, having increased 2.9% relative to the year before. The EBITDA margin stood at 51.2%, down 0.8 percentage points in the period.

RGUs base +11.2% YoY in Puerto Rico

In Puerto Rico we ended the year with one million wireless subscribers and 685 thousand fixed-line RGUs. While the mobile subscriber base remained practically unchanged, on the fixed-line segment RGUs grew 11.2% after adding 15 thousand RGUs in the period.

Fixed-line service revenue +15.3% YoY in Puerto Rico

Fourth quarter revenue totaled 312 million dollars, a figure that includes 86 million dollars in extraordinary revenue arising from the freeing-up of reserves associated with property taxes on telecom infrastructure as this were revised downwards. Service revenue expanded 4.0% year-on-year, helped along by fixed-line service revenue that accelerated to 15.3%, more than offsetting the -2.8% decline in mobile service revenue. EBITDA of 153 million dollars reflects both the extraordinary revenue associated with the freeing of reserves mentioned above and a 42 million dollar reduction in the cost of our medical insurance plan on account of revised terms and conditions. Adjusting for these and other smaller items, EBITDA totaled 28 million dollars, down 24.1% from the year-earlier quarter.

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INCOME STATEMENT - Caribbean Millions of Dollars

	4Q22	4Q21	Var.%	Jan-Dec 22	Jan-Dec 21	Var.%

Total Revenue(1)	584	484	20.8%	2,033	1,865	9.0%

Total Service Revenue	436	412	6.0%	1,716	1,615	6.3%

Wireless Revenue	316	311	1.8%	1,241	1,186	4.6%

Service Revenue	255	248	3.0%	1,011	952	6.2%

Equipment Revenue	61	63	-2.6%	229	234	-2.0%

Fixed Line Revenue	184	167	10.2%	715	672	6.4%

EBITDA	293	180	62.6%	835	680	22.7%

% total revenue	50.1%	37.2%		41.1%	36.5%

Adjusted EBITDA	167	167	0.0%	709	668	6.2%

% total revenue	33.4%	35.5%		36.4%	36.0%

EBIT	204	96	112.4%	485	344	41.0%

% total revenue	34.9%	19.8%		23.9%	18.5%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Caribbean Operating Data

	4Q22	4Q21	Var.%

Wireless Subscribers (thousands)	7,345	7,020	4.6%

Postpaid	2,177	2,134	2.0%

Prepaid	5,168	4,886	5.8%

ARPU (US$)	12	12	-2.5%

Churn (%)	3.2%	3.1%	0.1

Revenue Generating Units (RGUs)(1)	2,774	2,608	6.4%

(1)Fixed Line, Broadband and Television.

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Glossary

Austria

323k wireless net adds

We added 323 thousand postpaid clients in the fourth quarter, to end the year with nearly nine million wireless subscribers, 14.4% more than at the close of 2021. On the fixed-line platform we had net disconnections in the period. We have redesigned our fixed-broadband strategy following the broadband market deregulation that became effective last October, which will enable A1 to be more competitive in this segment.

Mobile service revenue +4.9% YoY

Our revenue was up 4.2% year-on-year to 710 million euros, as service revenue increased 3.2% driven by 4.9% mobile service revenue growth. The solid performance in the mobile sector reflects successful upselling to higher value plans and good traction in connectivity solutions, with revenue from corporate networks jumping 7.3% year-on-year.

EBITDA +4.6% YoY

EBITDA before restructuring charges increased 5.1%—4.6% reported—to 268 million euros as service revenue growth helped offset higher operating expenses and negative equipment margin. The reported EBITDA margin was 20 basis points higher than a year before, at 34.5% of revenues.

INCOME STATEMENT - Austria Millions of Euros

	4Q22	4Q21	Var.%	Jan-Dec 22	Jan-Dec 21	Var.%

Total Revenue(1)	710	682	4.2%	2,752	2,678	2.8%

Total Service Revenue	615	596	3.2%	2,414	2,369	1.9%

Wireless Revenue	326	310	5.1%	1,248	1,197	4.2%

Service Revenue	263	251	4.9%	1,032	980	5.3%

Equipment Revenue	63	59	5.9%	217	218	-0.5%

Fixed Line Revenue	372	358	3.9%	1,452	1,430	1.6%

EBITDA	245	234	4.6%	1,040	991	4.9%

% total revenue	34.5%	34.3%		37.8%	37.0%

Adjusted EBITDA(2)	268	255	5.1%	1,113	1,075	3.5%

% total revenue	37.8%	37.4%		40.4%	40.2%

EBIT	112	95	18.5%	495	441	12.2%

% total revenue	15.8%	13.9%		18.0%	16.5%

For further detail please visit www.a1.group/en/investor-relations

(1)Total revenue include other income.

(2)Does not include restructuring charges in Austria nor one-off effects.

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Appendix

Glossary

Austria Operating Data

	4Q22	4Q21	Var.%

Wireless Subscribers (thousands)(1)	8,973	7,844	14.4%

Postpaid	7,890	6,818	15.7%

Prepaid	1,083	1,026	5.5%

ARPU (Euros)	10	11	-7.7%

Churn (%)	0.7%	0.7%	0.0

Revenue Generating Units (RGUs)(2)	2,946	3,051	-3.4%

(1)Includes A1 Digital subscribers.

(2)Fixed Line, Broadband and Television.

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Appendix

Glossary

Other European

75k new RGUs

With net disconnections of 201 thousand subscribers in the period—all of them prepaid—we ended the year with 14.9 million clients. On the fixed-line platform we added 75 thousand RGUs of which 40 thousand were broadband accesses and 36 thousand Pay TV clients to finish December with 3.3 million fixed RGUs, 7.7% more than a year before.

Fixed-line service revenue +16.4% at constant Fx

Revenue rose 12.0% year-on-year—9.6% at constant currency terms—to 633 million euros. On the mobile segment, service revenue was up 7.2% at constant exchange rates with postpaid revenue growth of 7.9%. Fixed-line service revenue jumped 16.4% at constant exchange rates given the solid performance of corporate networks whose revenue shot-up 49.2%. Broadband and Pay TV revenue were up 13.3% and 11.4%, respectively.

EBITDA +10.7% at constant Fx

EBITDA came in at 203 million euros in the quarter. It increased 10.7% at constant exchange rates from the year before as a result of strong top line growth that more than compensated for increased energy costs and personnel expenses. The EBITDA margin stood at 32.0% of revenue, 60 basis points higher than in the last quarter of 2021.

INCOME STATEMENT - Other European Millions of Euros

	4Q22	4Q21	Var.%	Jan-Dec 22	Jan-Dec 21	Var.%

Total Revenue(1)	633	566	12.0%	2,286	2,102	8.8%

Total Service Revenue	470	420	12.0%	1,778	1,616	10.0%

Wireless Revenue	467	429	8.9%	1,732	1,627	6.5%

Service Revenue	341	311	9.8%	1,315	1,210	8.7%

Equipment Revenue	126	118	6.7%	417	417	0.0%

Fixed Line Revenue	155	127	22.3%	511	440	16.1%

EBITDA	203	178	14.1%	849	763	11.3%

% total revenue	32.0%	31.4%		37.2%	36.3%

EBIT	90	78	15.5%	432	366	17.9%

% total revenue	14.2%	13.7%		18.9%	17.4%

For further detail please visit www.a1.group/en/investor-relations

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

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Appendix

Glossary

Other European Operating Data

	4Q22	4Q21	Var.%

Wireless Subscribers (thousands)	14,924	14,922	0.0%

Postpaid	12,186	12,073	0.9%

Prepaid	2,739	2,849	-3.9%

ARPU (Euros)	7	7	7.6%

Churn (%)	2.1%	2.1%	0.0

Revenue Generating Units (RGUs)(1)	3,258	3,026	7.7%

(1)Fixed Line, Broadband and Television.

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Appendix

Glossary

Exchange Rates Local Currency Units per MxP

	4Q22	4Q21	Var.%	Jan-Dec 22	Jan-Dec 21	Var.%

Euro

End of Period	0.0526	0.0427	23.1%	0.0508	0.0427	19.1%

Average	0.0518	0.0421	23.0%	0.0524	0.0417	25.7%

U.S.

End of Period	0.0498	0.0486	2.6%	0.0498	0.0486	2.6%

Average	0.0507	0.0482	5.3%	0.0497	0.0493	0.7%

Brazilean Real

End of Period	0.2561	0.2711	-5.6%	0.2561	0.2711	-5.6%

Average	0.2666	0.2689	-0.9%	0.2565	0.2660	-3.6%

Argentinean Peso

End of Period	6.6558	4.9904	33.4%	6.6558	4.9904	33.4%

Average	8.2286	4.8418	69.9%	6.4865	4.6886	38.3%

Colombian Peso

End of Period	213.4863	193.4151	10.4%	213.4863	193.4151	10.4%

Average	243.9310	186.9190	30.5%	211.2658	184.5235	14.5%

Guatemalan Quetzal

End of Period	0.3865	0.3750	3.1%	0.3865	0.3750	3.1%

Average	0.3982	0.3725	6.9%	0.3850	0.3815	0.9%

Peruvian Sol

End of Period	0.1914	0.1942	-1.4%	0.1914	0.1942	-1.4%

Average	0.1979	0.1943	1.9%	0.1907	0.1916	-0.4%

Dominican Republic Peso

End of Period	2.7476	2.8008	-1.9%	2.7476	2.8008	-1.9%

Average	2.7829	2.7422	1.5%	2.7426	2.8253	-2.9%

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Consolidated

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Austria

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Exchange
Rates

Appendix

Glossary

Exchange Rates Local Currency Units per USD

	4Q22	4Q21	Var.%	Jan-Dec 22	Jan-Dec 21	Var.%

Euro

End of Period	1.0202	0.8636	18.1%	1.0202	0.8636	18.1%

Average	0.9927	0.8482	17.0%	0.9388	0.8359	12.3%

Mexican Peso

End of Period	20.0688	20.5835	-2.5%	20.0688	20.5835	-2.5%

Average	19.7122	20.7511	-5.0%	20.1283	20.2769	-0.7%

Brazilean Real

End of Period	5.1386	5.5805	-7.9%	5.1386	5.5805	-7.9%

Average	5.2546	5.5794	-5.8%	5.1625	5.3933	-4.3%

Argentinean Peso

End of Period	133.5742	102.7200	30.0%	133.5742	102.7200	30.0%

Average	162.2034	100.4730	61.4%	130.5631	95.0701	37.3%

Colombian Peso

End of Period	4,284.4033	3,981.1600	7.6%	4,284.4033	3,981.1600	7.6%

Average	4,808.4075	3,878.7751	24.0%	4,252.4255	3,741.5653	13.7%

Guatemalan Quetzal

End of Period	7.7558	7.7191	0.5%	7.7558	7.7191	0.5%

Average	7.8491	7.7294	1.5%	7.7485	7.7358	0.2%

Peruvian Sol

End of Period	3.8420	3.9980	-3.9%	3.8420	3.9980	-3.9%

Average	3.9017	4.0314	-3.2%	3.8390	3.8844	-1.2%

Dominican Republic Peso

End of Period	55.1408	57.6500	-4.4%	55.1408	57.6500	-4.4%

Average	54.8567	56.9039	-3.6%	55.2039	57.2886	-3.6%

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Appendix

Glossary

Appendix

Financial Debt of América Móvil(1) Millions

	Dec -22		Dec -21

Peso - denominated debt (MxP)	97,134		85,737

Bonds(2)	53,554		51,657

Banks and others	43,580		34,080

U.S. Dollar - denominated debt (USD)	8,521		8,466

Bonds	8,496		7,751

Banks and others	25		715

Euro - denominated Debt (EUR)	7,045		8,497

Bonds	6,099		7,697

Commercial Paper	125		0

Banks and others	821		800

Sterling - denominated Debt (GBP)	2,200		2,200

Bonds	2,200		2,200

Reais - denominated Debt (BRL)	10,691		5,500

Bonds	9,050		5,500

Banks and others	1,641		0

Debt denominated in other currencies (MxP)	10,220	(3)	23,384	(4)

Bonds	5,889		6,102

Banks and others	4,331		17,282

Total Debt (MxP)	510,589		564,030

Cash, Marketable Securities and Short Term Financial Investments (MxP)(5)	129,110		163,278

Net Debt (MxP)	381,479		400,752

(1)This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(2)Includes the effect of inflation-linked debt.

(3)Includes Peruvian soles.

(4)Includes Peruvian soles and Chilean pesos

(5)Includes fixed income securities with nominal tenor of more than one year.

Summary Cash Flow Millions of Mexican pesos

	Jan-Dec 22	Jan-Dec 21

Funds from Operations	190,720	285,661

Capital Expenditures	159,798	170,336

Free Cash Flow(1)	30,922	115,324

Dividends and Share Buybacks	50,234	61,947

Sale of Ownership Interest(2)	(35,097)	(120,161)

Net Debt Amortizations(2)	(6,973)	128,133

Amortization of Labor Obligations	24,400	26,632

Other	(1,642)	16,508

(1)There are approximately two billion pesos directed to the provisioning to the early retirement plans in Austria that has been substracted from the Free Cash Flow in 2021.

(2)Includes 47 billion pesos from the spin-off of Sitios Latinoamérica which is treated as a sale with the proceeds used to reduce debt.

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América
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Rates

Appendix

Glossary

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

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Appendix

Glossary

Glossary of Terms

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data.

SMS	Short Message Service.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

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Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

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Caribbean

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Rates

Appendix

Glossary

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 4 Year: 2022

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2022-12-31	Close Previous Exercise 2021-12-31

Statement of financial position [abstract]

Assets [abstract]

Current assets [abstract]

Cash and cash equivalents	33,700,949,000	38,679,891,000

Trade and other current receivables	154,764,228,000	160,271,044,000

Current tax assets, current	46,947,187,000	43,734,164,000

Other current financial assets	91,029,872,000	127,834,008,000

Current inventories	23,995,133,000	24,185,310,000

Current biological assets	0	0

Other current non-financial assets	10,565,422,000	9,452,252,000

Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	361,002,791,000	404,156,669,000

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0

Total current assets	361,002,791,000	404,156,669,000

Non-current assets [abstract]

Trade and other non-current receivables	8,724,497,000	6,928,888,000

Current tax assets, non-current	9,579,524,000	11,792,731,000

Non-current inventories	0	0

Non-current biological assets	0	0

Other non-current financial assets	6,981,149,000	6,894,757,000

Investments accounted for using equity method	0	0

Investments in subsidiaries, joint ventures and associates	23,975,462,000	3,052,481,000

Property, plant and equipment	657,226,210,000	731,196,679,000

Investment property	0	0

Right-of-use assets that do not meet definition of investment property	121,874,096,000	90,372,393,000

Goodwill	141,121,365,000	136,578,194,000

Intangible assets other than goodwill	128,893,422,000	143,225,764,000

Deferred tax assets	128,717,811,000	127,287,934,000

Other non-current non-financial assets	30,002,098,000	28,163,359,000

Total non-current assets	1,257,095,634,000	1,285,493,180,000

Total assets	1,618,098,425,000	1,689,649,849,000

Equity and liabilities [abstract]

Liabilities [abstract]

Current liabilities [abstract]

Trade and other current payables	208,741,913,000	237,206,440,000

Current tax liabilities, current	63,061,711,000	59,525,325,000

Other current financial liabilities	127,354,843,000	155,257,180,000

Current lease liabilities	32,902,237,000	27,632,357,000

Other current non-financial liabilities	0	0

Current provisions [abstract]

Current provisions for employee benefits	17,342,822,000	16,858,343,000

Other current provisions	39,472,509,000	37,533,121,000

Total current provisions	56,815,331,000	54,391,464,000

Total current liabilities other than liabilities included in disposal groups classified as held for sale	488,876,035,000	534,012,766,000

Liabilities included in disposal groups classified as held for sale	0	0

Total current liabilities	488,876,035,000	534,012,766,000

Non-current liabilities [abstract]

Trade and other non-current payables	2,556,103,000	2,698,276,000

Current tax liabilities, non-current	0	0

29 of 87

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 4 Year: 2022

Concept	Close Current Quarter 2022-12-31	Close Previous Exercise 2021-12-31

Other non-current financial liabilities	408,565,066,000	418,807,430,000

Non-current lease liabilities	101,246,574,000	71,021,868,000

Other non-current non-financial liabilities	0	0

Non-current provisions [abstract]

Non-current provisions for employee benefits	137,923,317,000	142,850,465,000

Other non-current provisions	10,799,997,000	16,752,223,000

Total non-current provisions	148,723,314,000	159,602,688,000

Deferred tax liabilities	30,302,060,000	49,465,095,000

Total non-current liabilities	691,393,117,000	701,595,357,000

Total liabilities	1,180,269,152,000	1,235,608,123,000

Equity [abstract]

Issued capital	95,365,329,000	96,333,432,000

Share premium	0	0

Treasury shares	0	0

Retained earnings	505,483,717,000	447,690,426,000

Other reserves	(227,044,342,000)	(154,388,931,000)

Total equity attributable to owners of parent	373,804,704,000	389,634,927,000

Non-controlling interests	64,024,569,000	64,406,799,000

Total equity	437,829,273,000	454,041,726,000

Total equity and liabilities	1,618,098,425,000	1,689,649,849,000

30 of 87

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 4 Year: 2022

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2022-01-01 - 2022- 12-31	Accumulated Previous Year 2021-01-01 - 2021- 12-31	Quarter Current Year 2022-10-01 - 2022- 12-31	Quarter Previous Year 2021-10-01 - 2021- 12-31

Profit or loss [abstract]

Profit (loss) [abstract]

Revenue	844,501,397,000	830,687,452,000	215,962,074,000	221,356,734,000

Cost of sales	489,166,236,000	484,812,994,000	124,994,095,000	126,584,045,000

Gross profit	355,335,161,000	345,874,458,000	90,967,979,000	94,772,689,000

Distribution costs	119,364,093,000	115,016,249,000	29,467,163,000	29,591,765,000

Administrative expenses	60,089,937,000	58,563,496,000	14,964,203,000	16,001,963,000

Other income	0	0	0	0

Other expense	5,010,379,000	4,738,463,000	1,851,183,000	1,030,820,000

Profit (loss) from operating activities	170,870,752,000	167,556,250,000	44,685,430,000	48,148,141,000

Finance income	35,108,669,000	3,834,150,000	6,753,989,000	1,730,075,000

Finance costs	69,898,490,000	66,696,669,000	15,055,073,000	21,280,211,000

Share of profit (loss) of associates and joint ventures accounted for using equity method	(1,811,432,000)	113,918,000	(1,859,447,000)	(4,756,000)

Profit (loss) before tax	134,269,499,000	104,807,649,000	34,524,899,000	28,593,249,000

Tax income (expense)	46,044,089,000	32,717,477,000	10,386,757,000	6,753,050,000

Profit (loss) from continuing operations	88,225,410,000	72,090,172,000	24,138,142,000	21,840,199,000

Profit (loss) from discontinued operations	(6,719,015,000)	124,235,937,000	(9,390,641,000)	110,043,753,000

Profit (loss)	81,506,395,000	196,326,109,000	14,747,501,000	131,883,952,000

Profit (loss), attributable to [abstract]

Profit (loss), attributable to owners of parent	76,159,391,000	192,423,167,000	13,709,686,000	131,986,416,000

Profit (loss), attributable to non-controlling interests	5,347,004,000	3,902,942,000	1,037,815,000	(102,464,000)

Earnings per share [text block]

Earnings per share [abstract]

Earnings per share [line items]

Basic earnings per share [abstract]

Basic earnings (loss) per share from continuing operations	1.3	1.03	0.36	0.34

Basic earnings (loss) per share from discontinued operations	(0.11)	1.88	(0.15)	1.67

Total basic earnings (loss) per share	1.19	2.91	0.21	2.01

Diluted earnings per share [abstract]

Diluted earnings (loss) per share from continuing operations	1.3	1.03	0.36	0.34

Diluted earnings (loss) per share from discontinued operations	(0.11)	1.88	(0.15)	1.67

Total diluted earnings (loss) per share	1.19	2.91	0.21	2.01

31 of 87

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 4 Year: 2022

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2022-01-01 - 2022-12-31	Accumulated Previous Year 2021-01-01 - 2021-12-31	Quarter Current Year 2022-10-01 - 2022-12-31	Quarter Previous Year 2021-10-01 - 2021-12-31

Statement of comprehensive income [abstract]

Profit (loss)	81,506,395,000	196,326,109,000	14,747,501,000	131,883,952,000

Other comprehensive income [abstract]

Components of other comprehensive income that will not be reclassified to profit or loss, net of tax [abstract]

Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	(4,707,276,000)	4,560,869,000	992,116,000	1,210,527,000

Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0

Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	(4,305,716,000)	11,261,896,000	(4,983,077,000)	11,261,896,000

Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0

Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0

Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0

Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(9,012,992,000)	15,822,765,000	(3,990,961,000)	12,472,423,000

Components of other comprehensive income that will be reclassified to profit or loss, net of tax [abstract]

Exchange differences on translation [abstract]

Gains (losses) on exchange differences on translation, net of tax	(29,921,441,000)	(7,963,310,000)	(956,009,000)	2,692,709,000

Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0

Other comprehensive income, net of tax, exchange differences on translation	(29,921,441,000)	(7,963,310,000)	(956,009,000)	2,692,709,000

Available-for-sale financial assets [abstract]

Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0

Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0

Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0

Cash flow hedges [abstract]

Gains (losses) on cash flow hedges, net of tax	0	0	0	0

Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0

Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0

Other comprehensive income, net of tax, cash flow hedges	0	0	0	0

Hedges of net investment in foreign operations [abstract]

Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0

Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0

Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0

Change in value of time value of options [abstract]

Gains (losses) on change in value of time value of options, net of tax	0	0	0	0

Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0

Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0

Change in value of forward elements of forward contracts [abstract]

Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0

Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0

32 of 87

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 4 Year: 2022

Concept	Accumulated Current Year 2022-01-01 - 2022-12-31	Accumulated Previous Year 2021-01-01 - 2021-12-31	Quarter Current Year 2022-10-01 - 2022-12-31	Quarter Previous Year 2021-10-01 - 2021-12-31

Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0

Change in value of foreign currency basis spreads [abstract]

Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0

Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0

Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0

Financial assets measured at fair value through other comprehensive income [abstract]

Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0

Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0

Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0

Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0

Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0

Total other comprehensive income that will be reclassified to profit or loss, net of tax	(29,921,441,000)	(7,963,310,000)	(956,009,000)	2,692,709,000

Total other comprehensive income	(38,934,433,000)	7,859,455,000	(4,946,970,000)	15,165,132,000

Total comprehensive income	42,571,962,000	204,185,564,000	9,800,531,000	147,049,084,000

Comprehensive income attributable to [abstract]

Comprehensive income, attributable to owners of parent	40,959,024,000	202,418,502,000	8,187,593,000	145,282,022,000

Comprehensive income, attributable to non-controlling interests	1,612,938,000	1,767,062,000	1,612,938,000	1,767,062,000

33 of 87

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 4 Year: 2022

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2022-01-01 - 2022-12-31	Accumulated Previous Year 2021-01-01 - 2021-12-31

Statement of cash flows [abstract]

Cash flows from (used in) operating activities [abstract]

Profit (loss)	81,506,395,000	196,326,109,000

Adjustments to reconcile profit (loss) [abstract]

+ Discontinued operations	2,966,101,000	(102,927,221,000)

+ Adjustments for income tax expense	46,044,089,000	32,717,477,000

+ (-) Adjustments for finance costs	21,961,073,000	46,459,657,000

+ Adjustments for depreciation and amortisation expense	158,633,786,000	156,302,992,000

+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0

+ Adjustments for provisions	19,616,965,000	21,819,096,000

+ (-) Adjustments for unrealised foreign exchange losses (gains)	0	0

+ Adjustments for share-based payments	0	0

+ (-) Adjustments for fair value losses (gains)	0	0

- Adjustments for undistributed profits of associates	0	0

+ (-) Adjustments for losses (gains) on disposal of non-current assets	935,644,000	(6,849,699,000)

	1,811,432,000	(113,918,000)

+ (-) Adjustments for decrease (increase) in inventories	(1,183,883,000)	6,083,461,000

+ (-) Adjustments for decrease (increase) in trade accounts receivable	(8,641,243,000)	8,609,836,000

+ (-) Adjustments for decrease (increase) in other operating receivables	(2,010,504,000)	(9,945,036,000)

+ (-) Adjustments for increase (decrease) in trade accounts payable	(8,675,802,000)	7,447,308,000

+ (-) Adjustments for increase (decrease) in other operating payables	(25,589,692,000)	(39,878,375,000)

+ Other adjustments for non-cash items	0	0

+ Other adjustments for which cash effects are investing or financing cash flow	0	0

+ Straight-line rent adjustment	0	0

+ Amortization of lease fees	0	0

+ Setting property values	0	0

+ (-) Other adjustments to reconcile profit (loss)	0	0

+ (-) Total adjustments to reconcile profit (loss)	205,867,966,000	119,725,578,000

Net cash flows from (used in) operations	287,374,361,000	316,051,687,000

- Dividends paid	0	0

	0	0

- Interest paid	0	0

+ Interest received	2,652,195,000	2,665,854,000

+ (-) Income taxes refund (paid)	62,015,057,000	60,535,903,000

+ (-) Other inflows (outflows) of cash	0	0

Net cash flows from (used in) operating activities	228,011,499,000	258,181,638,000

Cash flows from (used in) investing activities [abstract]

+ Cash flows from losing control of subsidiaries or other businesses	5,791,488,000	75,518,886,000

- Cash flows used in obtaining control of subsidiaries or other businesses	16,395,359,000	0

+ Other cash receipts from sales of equity or debt instruments of other entities	0	0

- Other cash payments to acquire equity or debt instruments of other entities	1,043,954,000	0

+ Other cash receipts from sales of interests in joint ventures	6,329,000	199,158,000

- Other cash payments to acquire interests in joint ventures	0	0

+ Proceeds from sales of property, plant and equipment	1,210,580,000	7,215,177,000

- Purchase of property, plant and equipment	146,192,426,000	140,789,643,000

+ Proceeds from sales of intangible assets	0	0

- Purchase of intangible assets	11,661,530,000	12,202,142,000

+ Proceeds from sales of other long-term assets	0	0

- Purchase of other long-term assets	0	0

34 of 87

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 4 Year: 2022

Concept	Accumulated Current Year 2022-01-01 - 2022-12-31	Accumulated Previous Year 2021-01-01 - 2021-12-31

+ Proceeds from government grants	0	0

- Cash advances and loans made to other parties	0	0

+ Cash receipts from repayment of advances and loans made to other parties	0	0

- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0

+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0

+ Dividends received	5,426,370,000	2,628,600,000

- Interest paid	0	0

+ Interest received	0	0

	0	0

+ (-) Other inflows (outflows) of cash	54,515,883,000	(9,090,980,000)

Net cash flows from (used in) investing activities	(108,342,619,000)	(76,520,944,000)

Cash flows from (used in) financing activities [abstract]

+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0

- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	39,596,000	7,720,000

+ Proceeds from issuing shares	0	0

+ Proceeds from issuing other equity instruments	0	0

- Payments to acquire or redeem entity’s shares	26,143,162,000	36,745,743,000

- Payments of other equity instruments	0	0

+ Proceeds from borrowings	188,414,369,000	93,675,127,000

- Repayments of borrowings	192,110,210,000	152,029,408,000

- Payments of finance lease liabilities	0	0

- Payments of lease liabilities	33,794,343,000	30,544,750,000

+ Proceeds from government grants	0	0

- Dividends paid	29,534,053,000	27,829,345,000

- Interest paid	26,882,181,000	23,884,410,000

+ (-) Income taxes refund (paid)	0	0

+ (-) Other inflows (outflows) of cash	0	0

Net cash flows from (used in) financing activities	(120,089,176,000)	(177,366,249,000)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(420,296,000)	4,294,445,000

Effect of exchange rate changes on cash and cash equivalents [abstract]

Effect of exchange rate changes on cash and cash equivalents	(4,558,646,000)	(1,532,461,000)

Net increase (decrease) in cash and cash equivalents	(4,978,942,000)	2,761,984,000

Cash and cash equivalents at beginning of period	38,679,891,000	35,917,907,000

Cash and cash equivalents at end of period	33,700,949,000	38,679,891,000

35 of 87

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2023	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer